UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2019

Commission File Number: 001-38309

AGM GROUP HOLDINGS INC.

(Translation of registrant’s name into English)

c/o Creative Consultants (Hong Kong) Limited

Room 1502-3 15/F., Connuaght Commercial Building, 185 Wanchai Road

Wanchai, Hong Kong

+86-010-65020507 – telephone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into a Material Definitive Agreement

On July 26, 2019, AGM Group Holdings Inc., a British Virgin Islands company (the “Company”), entered into a Share Exchange Agreement (the “Agreement”) with Anyi Network Inc., a Cayman Islands corporation (“Anyi”) and the shareholders of Anyi.

The Agreement provides that the shareholders of Anyi shall sell, transfer, convey, assign and deliver 7,010,000 ordinary shares of Anyi, par value $0.0001 per share (the “Anyi Shares”), representing all of the issued and outstanding shares of Anyi, to the Company, and in consideration therefor, the Company shall pay $400,000 in cash and issue an aggregate of 475,000 duly authorized, fully paid and nonassessable Class A ordinary shares of the Company (the “AGM Shares”) valued at $16.00 per share to the shareholders of Anyi (the “Share Exchange”). The total consideration underlying the Share Exchange shall be $8,000,000.

The Agreement includes customary representations, warranties and covenants of the Company and Anyi. The closing of the Share Exchange (the “Closing”) is subject to customary closing conditions, including but not limited to regulatory approval, if applicable. The closing date shall be no later than second (2nd) business day following the satisfaction or, if permitted pursuant hereto, waiver of the closing conditions.

The Company intends to finance the Share Exchange, including related fees and expenses, by its working capital.

The foregoing summary of the Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Agreement, which is attached as Exhibit 10.1 to this Current Report on Form 6-K and incorporated by reference herein.

About Anyi Network Inc.

Incorporated in the Cayman Islands on October 4, 2017, Anyi Network Inc. is a software developer, engaging in the development and sale of enterprise application software, including accounting software and Enterprise Resource Planning (ERP) software, and the software-related after-sales services in the PRC. Its mission is to provide easy-to use and effective solutions to minimize error, comply with the increasing regulatory complexity, accommodate transactions volumes of businesses of various sizes, and thus streamlining their accounting and finance operations.

Anyi has created a range of accounting and ERP software that enables its customers to address various aspects of their financial close process, including account reconciliations, variance analysis of account balances, journal entry capabilities, data matching capabilities, inventory management, human resource management, supply chain management, budgeting and contract management. Its software helps automate these processes and enable its customers to function continuously, empowering them to improve the integrity of their financial reporting and to achieve efficiencies. Its software also allows customers to share data across various departments, including manufacturing, purchasing, sales, accounting, etc., to manage orders and inventory, supply chain, human resources and payroll, and other segment efficiently within the company.

Anyi currently offers seven accounting and ERP software, designed according to different accounting principles for different industries and entity types. Anyi also provides a free version for each of its accounting and ERP software that targets small and medium-sized enterprises (SMEs). Users have access to all the tools and functions in the free version, expect that the work volume is limited. For example, the free version of V8 supports the management of 100 accounting documents, 300 types of inventory and 10 employees while the full version supports more entries and the premium version supports unlimited entries. The free versions give potential users a trial of its products. The users will purchase the full version and the premium version if their entity size and other factors require so. The free versions also help Anyi increase its market share.

Anyi also offers technical support as an after-sales service to its customers. Anyi considers customer service as a key to build brand equity and customer loyalty. Such technical support includes installation and testing services, software repair and upgrade services, software maintenance services, data conversion and other general enquiry assistance.

In addition to the accounting and ERP software and as part of the total solution strategy, Anyi provides custom software development based on customers’ specific needs. Some of its customers may being using a different ERP system or have a different corporate structure that the standard software is not compatible or optimal to them. Anyi can customize its software to streamline the process of retrieving data from the other system and convert the data to be stored and processed via the ERP system. Moreover, its custom software development is not limited to accounting and ERP software. For example, Anyi has designed a software that detects and measures crack width automatically for a testing equipment, a data search system based on a client’s existing resources and requirements, and an internal control and quality control supervision system according to a flow chart designed by a client.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Share Exchange Agreement, dated July 26, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 26, 2019	AGM GROUP HOLDINGS INC.

	By:	/s/ Wenjie Tang
	Name:	Wenjie Tang
	Title:	Chief Executive Officer and Director

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